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Exhibit (e)(19)

Item 11 – Executive Compensation

Compensation of Enterprises' Directors

    In 2000, each outside director of Enterprises received $6,000 in cash compensation for serving on Enterprises' board of directors. In addition, outside directors who serve on committees of Enterprises' board (in a capacity other than chairman of a committee) receive $500 for each meeting attended. The chairman or vice chairman of any committee may receive additional compensation to be fixed by Enterprises' board.

Meetings of the Board

    During 2000, Enterprises' board of directors held three meetings. In 2000, each director attended at least 75% of the aggregate of all meetings held by Enterprises' board and all meetings held by all committees of the board on which the director served.

Committees of the Board of Directors

    Executive and Nominating Committee.  Enterprises' executive and nominating committee, which currently consists of Messrs. Sabin and McGrory, held four meetings in 2000. The executive and nominating committee was established with all powers and rights necessary to exercise the full authority of Enterprises' board of directors in the management of the business and affairs of Enterprises, except as provided by Enterprises' bylaws. The executive and nominating committee also recommends candidates to fill vacancies on the board of directors or any committee thereof, which vacancies may be created by the departure of any directors or the expansion of the number of members of the board. The executive and nominating committee will give appropriate consideration to qualified persons recommended by stockholders for nomination as directors provided that such recommendations are accompanied by information sufficient to enable the executive and nominating committee to evaluate the qualifications of the nominee.

    Compensation and Audit Committee.  Enterprises' compensation and audit committee, which currently consists of Messrs. Cahill, McGrory and Galinson, held one meeting during 2000. The compensation and audit committee reviews salaries, bonuses and stock options of senior officers of Enterprises and administers Enterprises' executive compensation policies and plans. The compensation and audit committee also reviews the annual audits of Enterprises' independent auditors, reviews and evaluates internal accounting controls, recommends the selection of Enterprises' independent auditors, reviews and passes upon (or ratifies) related party transactions and conducts such reviews and examinations as it deems necessary with respect to the practices and policies of, and the relationship between, Enterprises and its independent auditors.

Compensation Committee Interlocks and Insider Participation

    During 2000, Enterprises' compensation and audit committee was comprised of Messrs. Cahill and McGrory. In addition Mr. Lorne served on the compensation and audit committee until December 2000 and Mr. Galinson served on the committee thereafter. Mr. Robert E. Price, Enterprises' former Chairman of the Board and a former member of the compensation and audit committee, served as Enterprises' President and Chief Executive Officer from July 1994 through August 1997. Mr. Jack McGrory, Enterprises' former Chairman of the Board and a current member of the compensation and audit committee, served as Enterprises' President and Chief Executive Officer from September 1997 through November 1999. No other interlocking relationship exists between any member of the compensation and audit committee and any member of any other company's board of directors or compensation committee.

COMPENSATION COMMITTEE REPORT

    Set forth below in full is the Report on Executive Compensation of Enterprises' compensation and audit committee regarding the compensation paid by Enterprises to its executive officers during 2000:

    The philosophy of Enterprises' compensation program is to employ, retain and reward executives capable of leading Enterprises in achieving its business objectives. These objectives include enhancing stockholder value, maximizing financial performance, preserving a strong financial posture, increasing Enterprises' assets and positioning its assets and business in geographic markets offering long-term growth opportunities. The accomplishment of these objectives is measured against the conditions characterizing the industry within which Enterprises operates.

Components of Executive Compensation

    Base Salary and Annual Cash Incentive Bonus.  At the close of Legacy's exchange offer for Enterprises' common stock, Legacy took over daily management of Enterprises. As a result, Enterprises did not pay separate compensation to its executive officers in 2000. However, Enterprises reimburses Legacy for the services of its executive officers based on its historical costs for similar expenses, increased annually by 5% to reflect inflation and increased labor costs. The compensation and audit committee believes that the amounts paid to Legacy for the services of its executive officers took into consideration their individual performance and contribution to achieving Enterprises' objectives in 2000 and are at competitive levels relative to the various markets in which Enterprises competes.

    Long-Term Incentives.  Long-term incentives have included awards of stock options in the past. The objective for the awards was to align closely executive interests with the longer term interests of stockholders. Enterprises does not expect to continue to grant stock options to its executives, although the compensation and audit committee will periodically consider the merits of this and other long-term incentive compensation.

Compensation of the Chief Executive Officer

    Effective January 1, 2000, all of Enterprises' employees became employed directly by Legacy. As a result, Enterprises did not pay to Mr. Sabin any direct compensation in 2000. Instead, Enterprises paid to Legacy a general and administrative reimbursement each month whereby Enterprises' general and administrative total costs for 2000, including the reimbursement to Legacy, equaled Enterprises' 1998 general and administrative costs plus 5%. General and administrative costs incurred in 1999 were not used as the base year because they included various non-recurring costs associated with Legacy's acquisition of the Enterprises common stock. Please refer to the Legacy Summary Compensation Table for actual salaries paid to Mr. Sabin by Legacy.

Tax Considerations

    Section 162(m) of the Code generally limits the tax deductions a public corporation may take for compensation paid to its Chief Executive Officer and its other four most highly compensated executive officers to $1 million per executive per year. Enterprises does not presently anticipate any such executive officers to exceed the non-performance based compensation threshold of Section 162(m). The committee intends to evaluate Enterprises' executive compensation policies and benefit plans during the coming year to determine whether any actions to maintain the tax deductibility of executive compensation are in the best interest of Enterprises' stockholders.

    The foregoing Compensation Committee Report has been furnished by the compensation and audit committee of Enterprises' board of directors.

                      James F. Cahill
                      Jack McGrory
                      Murray Galinson
                      January 19, 2001

Executive Compensation

    The following table sets forth certain summary information concerning compensation paid by Enterprises for the years ended December 31, 2000, 1999 and 1998 to or on behalf of Enterprises' Chief Executive Officer at the end of the most recent fiscal year.

    None of Enterprises' executive officers serving at the end of the most recent fiscal year received a combined salary and bonus in excess of $100,000 in 2000 or 1999.

Summary Compensation Table

						Long-term Compensation Awards
		Fiscal Year Compensation
						Number of Securities Underlying Options
Name	Fiscal Year						All Other Compensation
		Salary		Bonus
Gary B. Sabin(1) President and Chief Executive Officer	2000 1999 1998		— — —		— — —	— — —		— — —
Jack McGrory(2) Former President and Chief Executive Officer	2000 1999 1998	$	— 227,281 214,585	$	— 41,920 50,000	— — —	$	— 1,352,582 4,125	(3)
Gary W. Nielson(2) Former Executive Vice President and Chief Financial Officer	2000 1999 1998		— 94,139 153,125		— 13,125 31,500	— — 50,000		— 409,500 —	(3)
Joseph R. Satz(2) Former Executive Vice President, General Counsel and Secretary	2000 1999 1998		— 165,210 150,000		— 29,340 35,000	— — —		— 492,429 9,850	(3)

(1)
Mr. Sabin was appointed President and Chief Executive Officer of Enterprises on November 8, 1999 and received no compensation from Enterprises in 1999 or 2000. Legacy paid Mr. Sabin total compensation of $369,138 and $378,207 and granted Mr. Sabin 40,000 and 243,000 options to purchase Legacy common stock in 2000 and 1999, respectively.

(2)
In 1999, each of these individuals resigned from his executive officer position with Enterprises in connection with the Legacy exchange offer.

(3)
Legacy provided cash funds to Enterprises to make payments to executive officers and other employees in connection with the termination of their employment following the Legacy exchange offer. The payments included the following:

•
Mr. McGrory received approximately $360,000 in severance payments and $992,582 in connection with the cancellation of stock options,

•
Mr. Nielson received approximately $210,000 in severance payments and $199,500 in connection with the cancellation of stock options, and

•
Mr. Satz received approximately $215,000 in severance payments and $277,429 in connection with the cancellation of stock options.

    Effective January 1, 2000, all Enterprises' employees became employed directly by Legacy. As a result, Enterprises did not pay any officers or employees directly in 2000. Instead, Enterprises paid to Legacy a general and administrative reimbursement each month whereby Enterprises' general and administrative total costs for 2000, including the reimbursement to Legacy, equaled Enterprises' 1998 general and administrative costs plus 5%. General and administrative costs incurred in 1999 were not used as the base year because they included various non-recurring costs associated with Legacy's acquisition of the Enterprises common stock.

Profit Sharing and 401(k) Plan

    Enterprises' board of directors adopted The Price Enterprises, Inc. Profit Sharing and 401(k) Plan, as amended, in January 1995. The plan is a profit-sharing plan designed to be a "qualified" plan under applicable provisions of the Code covering all non-union employees who have completed one year of service, as that term is defined in the plan. Under the plan, Enterprises may, in its discretion, make annual contributions which shall not exceed for each participant the lesser of: (1) 25% of the participant's compensation for such year or (2) the greater of (A) 25% of the defined benefit dollar limitation then in effect under section 415(b)(1) of the Code or (B) $30,000. In addition, participants may make voluntary contributions. The plan also permits employees to defer (in accordance with section 401(k) of the Code) a portion of their salary and contribute those deferrals to the plan.

    All participants in the plan are fully vested in their voluntary contributions and earnings thereon. Vesting in the remainder of a participant's account is based upon his or her years of service with Enterprises. A participant initially is 20% vested after the completion of two years of service with Enterprises, an additional 20% vested after the completion of three years of service and an additional 20% vested after the completion of each of his or her next three years of service, so that the participant is 100% vested after the completion of six years of service.

    Regardless of years of service, a participant becomes fully vested in his or her entire account upon retirement due to permanent disability, attainment of age 65 or death. In addition, the plan provides that Enterprises' board of directors may at any time declare the plan partially or completely terminated, in which event the account of each participant with respect to whom the plan is terminated will become fully vested.

    Enterprises' board of directors also has the right at any time to discontinue contributions to the plan. If Enterprises fails to make one or more substantial contributions to the plan for any period of three consecutive years in each year of which Enterprises realized substantial current earnings, such failure will automatically be deemed a complete discontinuance of contributions. In the event of such a complete discontinuance of contributions, the account of each participant will become fully vested.

    During the year ended August 31, 1996, the "plan year" for The Price Enterprises, Inc. Profit Sharing and 401(k) Plan was converted to a fiscal year ended December 31 from a fiscal year ended August 31.

PERFORMANCE GRAPH

    The following performance graph compares the performance of the Enterprises common stock to the Nasdaq Combined Composite Index and the published National Association of Real Estate Investment Trust's All Equity Total Return Index, or the NAREIT Equity Index, in each case for the period commencing December 30, 1995 through December 31, 2000. The NAREIT equity index includes all tax qualified REITs listed on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market. The graph assumes that the value of the investment in the Enterprises common stock and each index was $100 at December 30, 1995 and that all dividends were reinvested. The stock price performance shown on the graph is not necessarily indicative of future price performance.

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COMPENSATION COMMITTEE REPORT
Summary Compensation Table
PERFORMANCE GRAPH